FatPipe, Inc.

392 East Winchester Street Suite 500

Salt Lake City, UT 84107

April 4, 2024

VIA EDGAR

Dave Edgar and Kathleen Collins

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: FatPipe, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 12, 2024

CIK No. 0001993400

Dear Mr. Edgar and Ms. Collins:

On behalf of FatPipe, Inc. (the “Company,” “we,” “us,” or “our”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on January 26, 2024, regarding the Company’s draft registration statement on Form S-1/A confidentially submitted to the Commission on January 12, 2024 (the “Registration Statement”).

For your convenience, the Staff’s comments have been restated below and the Company’s responses are set forth immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement. We have confidentially submitted Amendment No. 2 to the Registration Statement (the “Amendment”) with the Commission today.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted January 12, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 31

1.	We note from your revised disclosures in response to prior comment 17 that you derive over 95% of your revenue from the U.S. market. However, you state here that you “primarily” sell your products in the U.S. and South Asia and you also attribute the change in gross margins primarily to the impact of sales in India and South Asia. Please explain these apparent inconsistencies and revise your disclosures as necessary both here and on page F-18.

Response: In response to the Staff’s comment, the Company advises the Staff that to eliminate the inconsistency, we have deleted the paragraph on page 32 that refers to margins in South Asia. Please note, this was a forward-looking statement and does not reflect current operations and has since been removed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of Fiscal Year Ended March 31, 2022 and 2023, page 33

2.	We note your updated disclosure that “new software license contracts . . . resulted in increased market acceptance and increased material change in revenue.” Please describe the material terms of these contracts, including any termination provisions, and file them as exhibits, or explain why they do not need to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company advises the Staff that there are no material contracts to file with the Registration Statement that have not already been filed as exhibits, and we have updated the disclosure throughout the Amendment. Additionally, we have updated the disclosure on page 31 of the Amendment, which discusses the Company launching software licenses.

Results of Operations, page 33

3.	As previously requested, please revise to include a discussion of the factors that contributed to a material change in each of the non-operating income (expense) line items in your statement of operations. In this regard, your results of operations discussion appears to only address operating income and expenses. Refer to Item 303(b)(2)(i) of Regulation S-K.

Response: In response to the Staff’s comment, the Company advises the Staff that we have added an additional section on page 33 of the Amendment titled “Non-operating Income (Expenses),” per the Staff’s request, to describe the non-operating income and expenses of the Company, as well as disclosure regarding foreign exchange gain/(loss).

4.	We note your revised disclosures in response to prior comment 8. Please explain why you have not included an adjustment for interest income in your measure of adjusted EBITDA or revise as necessary. Also, we note you adjust for one-time income related to the forgiveness of your PPL loan. Please provide us with a breakdown of total other income for each period presented and your consideration to include such amounts in this non- GAAP measure.

Response: In response to the Staff’s comment, the Company advises the Staff that the Adjusted EBITDA table has been updated to include an adjustment for interest income, on page 35 of the Amendment. Please note, interest income is reflective of payments received on accounts receivables over the term of the contract rather than passive income on cash. Please note, these activities related to Other Income apply to all periods presented in the table on page 35 of the Amendment. The breakdown for Other Income is provided below. Please note, the Other Income items as listed below are not directly related to the Company’s products.

Other Income Breakdown
	Fiscal Year Ended March 31, 2023	Fiscal Year Ended March 31, 2022
PPP Loan Forgiven		$548,904.00
Fees for Garnishment	$50.00	$200.00
Payment for services	$41,030.00	$(13,777.50)
Refunds for Overpayment & Unclaimed property	$381.26	$8,212.00
Apartment Use Fees	$17,652.36	$10,624.47
Total	59,114	554,163

Note 1: Summary of Business and Significant Accounting Policies

(B) Summary of Significant Accounting Policies Revenue Recognition, page F-8

5.	Based on the revised disclosures in response to prior comment 15, it appears that your arrangements include both a term license, which is recognized up-front upon transfer of control, and services that are recognized over the term of the arrangement. Please explain further what is meant by “revenue is recognized upon dispatch or identification to the customer.” Tell us whether your customers take possession or have the ability to take possession of the software and how you considered the guidance in ASC 606-10-55-54 in accounting for the license. In addition, describe the hosting services you provide and how you account for such services. In this regard, we note your reference to hosting services in your response to prior comment 4.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company recognizes revenue when customers take possession of the software for the customer’s use and benefit, thus satisfying the performance obligation in accordance with ASC 606-10-55-54. With respect to hosting services for network monitoring services, the Company’s monitoring services reside in the cloud. Separately, the cost of the Company’s hosting services is included in cost of revenue as disclosed on pages 31 and 33 of the Amendment. Additionally, the Company has explained its three different revenue sources on page F-8 of the Amendment.

6.	Please provide the disclosures required by ASC 606-10-50-8 through 10 for your contract assets. In this regard, we note that you provided a header “(c) Contract assets,” with no disclosures. In addition, address the following in your response as it relates to both your contract assets and contract liabilities, and revise your disclosures as necessary:

Response: In response to the Staff’s comment, the Company advises the Staff that the Company does not have any contract assets, and thus, the “(c) Contract assets” disclosure has been removed.

●	Explain further what is included in the contract receivable and tell us what is meant by your disclosure on page F-9 where you state contract receivable represents the amount due for “that balance of the contract.” In this regard, clarify whether this includes the entire contract value or just the portion of the contract related to the upfront transfer of control related to the software license.

Sub-Response: In response to the Staff’s comment, the Company advises the Staff that the balance sheet account “Contract receivable” represents unbilled receivables for just the portion of the revenue recognized upon transfer of control of the product to the customer.

●	To the extent your contract asset includes unbilled receivables for services already performed, ensure that your disclosures indicate as such in quantified terms.

Sub-Response: In response to the Staff’s comment, the Company advises the Staff that the Company does not have any contract assets for services already performed. As such, the disclosure has been removed.

●	Explain what is meant by your disclosure on page 31 where you state that the contract receivable is “amortized monthly as contractual payments are received,” and how this coincides with the fact that you bill customers monthly with payment terms of 30-90 days.

Sub-Response: In response to the Staff’s comment, the Company advises the Staff that the contracts receivable are classified as accounts receivable when a customer is invoiced on a monthly basis. As such, we have amended the disclosure on page 31 of the Amendment to reflect the same.

●	Clarify at what point your contract receivable becomes an account receivable

Sub-Response: In response to the Staff’s comment, the Company advises the Staff that contracts receivable will be classified as accounts receivable when the entity’s right to consideration becomes unconditional (i.e., when an invoice is generated on a monthly basis), which has also been disclosed on page 31 of the Amendment.

●	To the extent your contract receivable includes amounts for the contract value related to the service performance obligation, explain why all amounts are included in current liabilities when your contract terms are typically 36-60 months as you state on page 31. Also, clarify your reference to “annual service agreements” on page F-9.

Sub-Response: In response to the Staff’s comment, the Company advises the Staff that contract receivables do not include the service performance obligations, as the service performance obligations are recognized as contract liability under non-current liabilities. Additionally, we have clarified the reference to annual service agreements as “service agreements”, as further disclosed on page F-9.

●	Explain why your remaining performance obligations is comprised mainly of “current” deferred revenue given your typical contract terms are greater than one year.

Sub-Response: In response to the Staff’s comment, the Company advises the Staff it has removed the term “current” in the Amendment.

7.	Also, as previously requested, please revise to describe the methods and assumptions used to determine the standalone selling price for each of the performance obligations included in your arrangements. Refer to ASC 606-10-50-20(c). In addition, describe the terms of any significant financing component. In this regard, we note your reference to imputed interest charges.

Response: In response to the Staff’s comment, the Company advises the Staff that we have revised the methods and assumptions used to determine the standalone selling price for each of the performance obligations included in our arrangements as the Company uses its experience and actual costs to determine the standalone selling price based on its pricing policy, as further referenced on page F-9    of the Amendment, per the Staff’s request. Additionally, the Company notes that End User pricing is also determined by the value the Company adds to the user in avoiding network downtime, which pricing may vary.

(d) Disaggregate revenue, page F-10

8.	Please explain the purpose of the disclosures presented prior to the table here or revise to remove such disclosures.

Response: In response to the Staff’s comment, the Company advises the Staff that we have removed the disclosure on page F-10 of the Amendment, per the Staff’s request.

Other Notes, page F-16

9.	Please revise to include a discussion of any material events subsequent to the most recent balance sheet. Include the date through which subsequent events have been evaluated and whether that is the date the financial statements were issued or available to be issued. For example, the share information provided on page 3 differs from the number of shares outstanding as of March 31, 2023, such that it appears you issued additional shares subsequent to the most recent balance sheet date. Refer to ASC 855-10-50-1 and 50-2.

Response: In response to the Staff’s comment, the Company advises the Staff that there have been no material events subsequent to the most recent balance sheet. Subsequent events have been evaluated through September 28, 2023. Additionally, the outstanding share numbers as of March 31, 2023, have been updated to reflect shares outstanding as of March 31, 2024, and are consistent throughout the Amendment.

Concentrations, page F-18

10.	We note your revised disclosures on pages 9 and 42 in response to prior comment 18. Please also revise your disclosures here to include the amount of revenue derived from the significant channel partner for each period presented. Refer to ASC 280-10-50-42 and 275-10-50-16 through 50-18.

Response: In response to the Staff’s comment, the Company advises the Staff that the company has one major partner that has accounted for approximately 43% of the company’s consolidated revenues for the fiscal year ended March 31, 2023 and 12.8% for the fiscal year ended March 31, 2022, as referenced on pages 9 and 42 of the Amendment.

* * *

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at 801-560-2003 or Darrin Ocasio of Sichenzia Ross Ference Carmel LLP at 917-848-6325.

Sincerely,

FatPipe, Inc.

By:	/s/ Bhaskar Ragula
Chief Executive Officer

cc:	Darrin Ocasio, Esq.

Sichenzia Ross Ference Carmel LLP